INVEST IN **PHONE2**

Business phone for modern teams - the 'next Slack, but for the telephone'


Close sales and respond to support requests faster
with
shared phone numbers
9:41
SALES TEAM
(949) 929-1222
CATERING TEAM
(949) 929-1233
+3
backed by
Google for Startups

phone2.io Irvine CA

Software | Telecommunications | Sms | Telecom | Cpaas

LEAD INVESTOR

Steve Mino

To individual investors, the Phone2 value proposition is fantastic: with relatively little money, you can own a piece of a fast-growing telephone network. Andrew and Dmitrii have solved some huge problems: finally building a software-based telephone where businesses and colleagues can collaborate together. Having collaboration in our software is a central part of our workflow. I think Phone2 will revolutionize the telephone, just as crypto did to banking or as Slack did to email. Now it is time for Phone2 to develop and scale. In addition to being an investor in the company, I am also a user of the platform. I am happy with the product, the ease of use, and the continuing adding of new features. I see the value that it has brought to my own business and that's why I'm backing it.

Invested $25,000 this round

Highlights

1. 🔥 Member of Google for Startups
2. 💰 An $80b market
3. 👥 Talented team led by former CTO of Uklon
4. 🎥 Partnerships w/ CapitalOne, AngelList Stack
5. 👾 Integrated platform with Hubspot, Intercom, Slack

4. 🎥 Partnerships w/ CapitalOne, AngelList Stack
5. 👾 Integrated platform with Hubspot, Intercom, Slack

6. 💸 40% of workforce will be "full-time remote" by 2024
7. 📈 25% industry YoY growth
8. 💰 Post-revenue. 📝 14k on waiting list

Our Team



Andrew Shaker Founder

Member of Google for Startups 12th batch. SoCal Native. Telco geek. 1x exit founder.

By 2022, most business tools have been revamped to fit the modern era. However, the telephone has remained

antiquated. By allowing teams to collaborate and improve communication flow, we aim to streamline businesses.



Dmitrii Poroshkov CTO / Co-founder

Former CTO of Uklon, one of Europe's largest ride-sharing apps.



Ahror Kayumov Senior Backend Developer

Architecting Phone2 to receive a call in USA and forward it to Poland, within seconds. Former Team Lead at Bolt



Alex K. Frontend Developer

Architecting Phone2's web version



Anton Ocheredko Front-End Developer



Andrew Shaker Founder

Member of Google for Startups 12th batch. SoCal Native. Telco geek. 1x exit founder.

Why Phone2?


Our Goal
To create the collaborative telephone
for businesses without hardware
The business phone for modern teams - phone2.io


If you walked into a typical office
in the 1990's you would see ...
Mail
Meetings
Memos
Telephone
The business phone for modern teams - phone2.io


But today these tools have been redefined to let teams

collaborate... *except the telephone*


Office mail
Meetings
Memos
Telephone
Emails
Gmail
Chats
slack
Docs
Google Docs
?

Because of smothering telecom regulations, the evolution of the telephone has stalled

So businesses have only 3 phone options - which disrupt and create silos in their workflow

Cloud-based phone systems

RingCentral, nextiva, 8x8, dialpad, Skype for Business

- Not collaborative
- Limited or no analytics
- Limited integrations

CRM & Helpdesks

ZOHO, salesforce, zendesk

- Not collaborative
- Can't send SMS to customers
- Bad for multiple teams

Contact Center Software

talkdesk, Five9, NewVoiceMedia

- Not collaborative
- Not SMS-friendly
- Clunky hardware setup

But in 2022, the US and EU telecom regulators have all but ***removed*** cloud-communication ***regulations*** completely

This opportunity is ***HUGE***

Which allows Phone2 to innovate and make a telephone that ***modernizes*** every businesses' workflow!


Phone2
Cloud-based phone systems
CRM & Helpdesks
Contact Center Software


Collaborative
Rich analytics
Rich integrations
Collaborative
Send SMS to customers
Manage multiple teams
Collaborative
Send SMS to customers
Setup new teammates without hardware


The Status Quo
What our users say
We needed a full time IT guy just to keep our phones on. I can't waste that time.
- Eric S, Shipping Logistics
Google Voice
I can't use this for my growing team. No tools. It's a basic phone that needs 2+ apps just to run.
- Kelly H, Wedding Planner & Events
No collaboration features. I'm taking calls on one platform, and coordinating with my team on another. I'm wasting hours a week.
- Allen G, Event Promoter
I need a CRM in my phone, not the other way around. I have no control of calls here.
- Justin K, Copywriting & SEO Agency


Our Magic Sauce
Why customers use Phone2 instead
Collaborate Faster!
Respond to customers as a team.
Share phone numbers!
Onboard with Ease
Add phone numbers & new users to your existing devices. No hardware needed.
Settings
Name
Catering
Voicemail Greeting
Jake (me) | Admin
Jane
Lynn
Add team member


We've built a phone where all can collaborate...
Follow any conversation, on any number, in real time.
See a contacts' voicemails, texts, and calls in one view
Manage calls and texts as a team with shared numbers.
Tag teammates and chat internally under any call or text.
Invite users in and out of Workspaces, under the same account - just like Slack!
Phone2
https://web.phone2.im
Dr. Joan, DDS


Teams can quickly put their customers first
Our "mini CRM" lets teams chat and take notes under their shared contacts




Why now?
Businesses want collaborative tools
Hardware telephony is dying
40% of workforce will be remote by 2024
$10B
Cloud-based telephony
25% YoY growth
86%
We're after an $80Bn
market opportunity
$70B (86% of market)
Hardware telephony


Projection
$1bn exit in 5 years
$10 per user/mo
$5 per number/mo
176,000
workspaces
i.e., accounts
x
$50
/mo
=
$105m
ARR
9% monthly
growth rate*
1 Account with
4 users, 2 numbers
Dec 2027
*Starting point of 1000 workspaces in December 2022. US market only. In July 2022, we signed large telecom
contracts in France, UK and Poland. Germany by Q4 2022.

Forward looking projections cannot be guaranteed.


How we'll do it
Actual data from our beta users. Based on 379 accounts in July 2022
Account: 1 user, 1 number
Hosting $0.02
Messaging $1.25
Gov Fees $0.75
Voice Usage $0.30
Costs
77% margin
MRR: $10
Profit $7.70
Account: 5 users, 1 number
Hosting $0.10
Messaging $3
Gov Fees $0.75
Voice Usage $1.25
90% margin
MRR: $50
Profit $45
PRICE: $10 per user/mo + $5 per number/mo


Extra users increase our margins
Actual data from our beta users. Based on 379 accounts in July 2022
Account: 1 user, 4 numbers
Hosting $0.02
Messaging $2.00
Gov Fees $0.75
Voice Usage $0.50
87% margin
MRR: $25
Profit $21.75
Account: 5 users, 4 numbers
Hosting $0.10
Messaging $3
Gov Fees $0.75
Voice Usage $2
91% margin
MRR: $65
Profit $59.15
Upside: Our costs decrease as our volumes increase.


Roadmap For Growth
1 Integrations
Dev kicked off July 2022
2 Partnerships
Contracts Signed
CapitalOne for Business
Brex Perks
AngelList Stack Perks
The business phone for modern teams - phone2.io


The Team behind the magic
Andrew Shaker, Founder
SoCal native. 1x exit experienced Founder. Telco geek.
Dmitrii Poroshkov, Founder
CTO.
Former CTO of Uklon
Anton O.
Front-end developer
Ahror K.
Senior Backend Developer
Former Team Lead at Bolt
Alexander K.
Front-end Developer
Hripsime G.
QA & Customer Support
Speaks 4 languages


Summary
April 13, 2022
Phone2 Inc. incorporated via AngelList Stack
July 7, 2022
iOS launched
August 1, 2022
Begin Fundraise of Seed Round
October 15, 2022
Launch in EU: Poland, France, UK
Feb. 20, 2022
Development Starts
May 14, 2022
MVP launched
July 20, 2022
Accepted into Google For Startups Accelerator
Nov 1, 2022
Close Beta. Start charging users
The business phone for modern teams - phone2.io

Forward looking projections cannot be guaranteed.